Filed by Fifth Wall Acquisition Corp. I

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Fifth Wall Acquisition Corp. I

Commission File No. 001-39991

The following transcript is from an earnings call that was made available on various media outlets on June 25, 2021.

Transcript of SmartRent First Quarter 2021 Earnings Call by Lucas Haldeman

Operator:

Good morning and welcome to the SmartRent first quarter 2021 earnings conference call. All participants will be in listen-only mode and there will not be a Q&A session following the prepared remarks.

Before we begin, I would like to remind you that various statements made during this call that are not statements of historical facts constitute forward-looking statements that are subject to risks, uncertainties and other factors that could cause the company’s actual results to differ from historical results and/or from its forecast, including those set forth in Fifth Wall Acquisition Corp. I’s S-4 filed on May 14th and the exhibits thereto.

For more information, please refer to the risks, uncertainties and other factors discussed in Fifth Wall Acquisition Corp. I’s SEC filings. All cautionary statements that are made during this call are applicable to any forward-looking statements made whenever they appear. You should carefully consider the risks, uncertainties and other factors discussed in Fifth Wall Acquisition Corp. I’s SEC filings. Do not place undue reliance on forward-looking statements, which the company assumes no responsibility for updating.

Hosting today’s call is Lucas Haldeman, Founder and Chief Executive Officer of SmartRent. I will now turn the call over to Lucas. Lucas, please go ahead.

Lucas Haldeman:

Thank you and good morning, everyone. Welcome to SmartRent’s first quarter 2021 earnings call. We are excited to provide a brief overview of our strong first quarter performance and would like to thank our investors, customers and all our team members for helping us get to where we are today. This morning, SmartRent and Fifth Wall Acquisition Corp. I issued a press release announcing SmartRent’s first quarter results, which is also available at investors.smartrent.com. I’ll begin today’s discussion with an overview of the quarter and talk about some business highlights and will then discuss our first quarter financials in greater detail.

Before we dig into our first quarter performance, let me start with an overview of our business and why we believe we are uniquely positioned to capitalize on significant growth opportunities. SmartRent was founded in 2017 as an enterprise smart home and smart building technology platform for owners, managers and residents. Over the last several years, we have seen rapid growth in our business as we developed a single fulsome solution to managing all smart home residential technology that is deeply integrated within each residential community. Our real estate owners and operators enjoy seamless visibility and control over their assets, as well as cost savings and additional revenue opportunities through all-in-one home control offerings, while our residents derive the benefits of an elevated, smart living experience, as well as potential cost savings.

We believe we have developed the most scalable and owner/operator-friendly smart home operating system in the industry and have a growing base of recurring revenue with an opportunity to generate up to $1.5 billion in annual revenue solely from our existing customer base. We are proud of the fact that 15 of the top 20 multifamily owners in the U.S have chosen to partner with SmartRent, alongside many of the top single-family owners, homebuilders and other leaders in the residential industry. Our growth trajectory is further supported by an exceptional 0% customer churn since our inception and the fact that many of our existing customers install our SmartRent solutions across their full operating portfolios over time. Furthermore, 80% of our revenue projections for 2021 – 2022 come from already committed units. We are continuing to grow our user base and intend to leverage Fifth Wall’s investor base of domestic and international real estate owners as the company expands into Western Europe, Japan, Southeast Asia, and more.

We have made great progress as a company and during the first quarter we installed our products in over 32,000 new units, nearly double the installations achieved during the first quarter of last year. As of the end of the first quarter, we have nearly 188,000 units deployed, which is up 109% year-over-year and demonstrates our remarkable growth and strong adoption of our solutions nationwide. We added 19 new logos and booked more than 45,000 units during the first quarter and the signed contracts to date in Q2 demonstrates the strong demand we continue to experience.

As part of our plan, our second quarter was projected to see a sequential decline in new units deployed over the first quarter of 2021 due to the temporary delays experienced in our supply chain as a result of the global chip shortage. Despite these constraints, we are happy to report that we are tracking in line with our second quarter unit install projection. The supply chain issues from April and May have been largely resolved, and we do not expect the pace of installs to be impacted going forward. We have the booked sales, the inventory, and the personnel required to deliver planned units throughout the remainder of the year, positioning us well to achieve our full year 2021 projections.

Conversations with our customers have been extremely positive and we continue to sign new contracts and increase our backlog at a healthy pace. Importantly, our deferred revenue continues to grow and allows us to enjoy a predictable and steady stream of recurring revenues.

Since the beginning of the year, we’ve announced new products and partnerships that will support our growth trajectory. In May, SmartRent announced the launch of an exclusive integration with Engrain, which is a map visualization technology leader. The integration will allow us to deploy and optimize our new parking management solution, Alloy Parking, which uses parking sensors to track vehicles on-site and provide real-time occupancy data, violation alerts and trend reporting.

Also, earlier this year, we announced a number of new features including the addition of Guest Parking to Alloy Parking and the addition of Hubless Credentials to Alloy Access. We are also pleased to report that the SmartRent platform now supports electronic locks from Salto Locks, which provides wire-free bluetooth, low energy solutions that does not require a WiFi connection. These partnerships and integrations allow us to optimize management efficiency and to continually enhance our users’ experience.

As many of you know, in April, we announced our intention to go public via a merger with Fifth Wall Acquisition Corp. I, which is a special purpose acquisition corporation sponsored by Fifth Wall, the world’s largest proptech investor. This is an exciting new stage in our journey as a company.

Importantly, following the close of the transaction we are expected to hold up to approximately $513 million in cash. This is comprised of the funds from the FWAA IPO, as well as proceeds from an oversubscribed PIPE totaling $155 million. This transaction will allow us to accelerate the growth of our category-leading smart home technology for the global real estate industry.

Additionally, the PIPE is anchored by leading real estate companies, SmartRent customers, and institutional investors. We expect the transaction to close during the third quarter of this calendar year and look forward to taking this next step as a public company.

Before turning to the financials, I wanted to spend a moment to recognize our Company’s achievements which reflect the tremendous work of our entire team. Our innovation, rapid growth and best-in-class customer service are being recognized in the industry and I am proud to announce that SmartRent was recently named a winner in the HousingWire Tech100 Real Estate awards, recognizing the most innovative technology companies serving the mortgage and real estate industries.

Additionally, we were named #1 in Growjo’s "100 Fastest Growing Companies in Arizona" Awards for 2021. Lastly, we continue to focus on customer satisfaction, and I am happy to say the SmartRent Support Team was recognized as a Silver Stevie Winner for Contact Center of the Year within the technology sector.

I’ll now turn to key financial highlights for the first quarter. We had a strong start to the year and have continued to grow the business, underscored by the significant increase in units installed, which exceeded our forecast. Now onto the details…

Total revenue was $19.2 million, an increase of $2.6 million, or 16%, from $16.6 million in the first quarter of 2020. The year-over-year increase was primarily driven by an increased number of active subscriptions for the Company’s software service applications and an increase in the volume of installations of the Company’s smart home hardware devices. We benefited from higher-than-expected unit installations during the quarter, which more than made up for a delay of revenue related to our anticipated launch of the Fusion Hub, which was pushed from the first quarter to the second half of 2021 due to the aforementioned chip shortage-related supply chain issues.

Total deferred revenue, which is an important metric in measuring our future revenue and reflects the growth potential of our business, was $64.0 million as of March 31, 2021. This was up from $53.5 million at the end of the fourth quarter of 2020 and up from $27.4 million as of the end of the first quarter of 2020. We expect to recognize 48% of total deferred revenue within the next 12 months, and 31% of total deferred revenue between 1 and 2 years. The remainder of the total deferred revenue, we expect to recognize within 5 years.

Our annualized recurring revenue, or ARR, was $5.3 million in the first quarter of 2021, up 101% compared to $2.7 million in the first quarter of 2020.

Our operating expenses totaled $8.8 million, up from $7.4 million in the prior year period. This was largely due to an increase in research and development expenses related to product portfolio enhancements, as well as sales and marketing expenses primarily from increased personnel-related costs to support the growth of the Company’s operations as we scale. The Company has increased its total headcount by approximately 100% since the end of March 2020.

Adjusted EBITDA was negative $7.9 million in the first quarter of 2021, driven by the push out of Fusion Hub revenue and increased operating expenses. Net loss was $9.3 million in the first quarter of 2021.

Before we wrap up the call, I would like to take a moment to reiterate the strength of our business and the growth we are experiencing as evidenced by our first quarter results. As of March 31, 2021, our customers owned an aggregated of 2.9 million rental units and those customers are expected to deploy SmartRent solutions in more than 600,000 units in the next two years. I am happy to say that we are seeing strong momentum in the business carry into the second quarter. Thank you for joining the call today and we look forward to providing future updates on our continued progress.

Operator:

The conference call has now concluded. You may disconnect your lines at this time. Thank you for your participation and enjoy your day.

Important Information for Investors and Stockholders

This document relates to the proposed merger involving Fifth Wall Acquisition Corp. I ("FWAA") and SmartRent.com, Inc. ("SmartRent"). FWAA filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission ("SEC") on May 14, 2021, which included a preliminary proxy statement/prospectus in connection with FWAA’s solicitation for proxies for the vote by FWAA’s shareholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to SmartRent’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been declared effective, a definitive proxy statement/prospectus will also be sent to the stockholders of FWAA, seeking any required stockholder approvals. Investors and security holders of FWAA and SmartRent are urged to carefully read the entire preliminary proxy statement/prospectus, and when it becomes available, the definitive proxy statement and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by FWAA with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from FWAA upon written request to Fifth Wall Acquisition Corp. I, 6060 Center Drive, 10th Floor, Los Angeles, California 90045.

FWAA, SmartRent and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in favor of the approval of the merger and related matters. Information regarding FWAA's directors and executive officers is contained in the section of FWAA's Form S-1 titled "Management", which was filed with the SEC on February 4, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This document does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in Solicitation

FWAA and SmartRent and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FWAA’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of FWAA and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, FWAA's and SmartRent's expectations or predictions of future financial or business performance or conditions, SmartRent's product roadmap, including the expected timing of new product releases, SmartRent's plans to expand its product availability globally, the expected composition of the management team and board of directors following the transaction, the expected use of capital following the transaction, including SmartRent's ability to accomplish the initiatives outlined above, the expected timing of the closing of the transaction and the expected cash balance of the combined company following the closing. Any forward-looking statements herein are based solely on the expectations or predictions of FWAA or SmartRent and do not express the expectations, predictions or opinions of Fifth Wall in any way. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words "believes," "estimates," "expects," "projects," "forecasts," "may," "will," "should," "seeks," "plans," "scheduled," "anticipates," "intends" or "continue" or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of FWAA's Form S-1 titled "Risk Factors," which was filed with the SEC on February 4, 2021. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on FWAA's or SmartRent's management's current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither FWAA nor SmartRent is under any obligation and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which FWAA has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in FWAA's reports filed with the SEC, including FWAA's most recent reports on Form 8-K and all attachments thereto, which are available, free of charge, at the SEC's website at www.sec.gov, and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals or stockholder approvals of FWAA or SmartRent are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained, failure to realize the anticipated benefits of the merger, risks related to SmartRent's ability to execute on its business strategy, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that FWAA or SmartRent may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by FWAA's public stockholders, the ability of SmartRent and the combined company to leverage Fifth Wall's limited partner and other commercial relationships to grow SmartRent's customer base (which is not the subject of any legally binding obligation on the part of Fifth Wall or any of its partners or representatives), the ability of SmartRent and the combined company to leverage its relationship with any other SmartRent investor (including investors in the proposed PIPE transaction) to grow SmartRent's customer base, the ability of the combined company to meet Nasdaq's listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the merger, the inability to complete the private placement of common stock of FWAA to certain institutional accredited investors, the risk that the announcement and consummation of the transaction disrupts SmartRent's current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against FWAA, SmartRent, or any of their respective directors or officers, following the announcement of the transaction, the ability of FWAA or the combined company to issue equity or equity-linked securities in connection with the proposed merger or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of FWAA filed, or to be filed, with the SEC.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in FWAA's most recent reports on Form 8-K, which are available, free of charge, at the SEC's website at www.sec.gov, and will also be provided in FWAA's proxy statement/prospectus, when available. Any financial projections in this document are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond FWAA's and SmartRent's control. While all projections are necessarily speculative, FWAA and SmartRent believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this document should not be regarded as an indication that FWAA and SmartRent, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers (including projected revenue derived from committed units) are used for illustrative purposes only, are not forecasts, and may not reflect actual results. Presentation of historical 0% customer churn (which occurs when an existing customer removes SmartRent installed units) is illustrative only, and is not intended to be predictive of future churn, particularly as business continues to grow. When used herein, the term "committed units" includes both (i) units that are subject to binding purchase orders from customers and (ii) units that existing customers who are parties to a SmartRent master services agreement have informed SmartRent that they intend to order.

This document is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in FWAA and is not intended to form the basis of an investment decision in FWAA. All subsequent written and oral forward-looking statements concerning FWAA and SmartRent, the proposed transaction, or other matters and attributable to FWAA and SmartRent or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Investor Contact:
SmartRent@FTIConsulting.com
Media Contact:
SmartRent@Inkhouse.com

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